Exhibit 99.1

Therapix Biosciences and Cyntar Ventures Entered a Non-Binding Letter of Intent for the Distribution of TheraPEA in Canada

Therapix’s TheraPEA product has all required Canadian approvals for distribution

TEL AVIV, Israel, January 5, 2021- Therapix Biosciences Ltd. (OTCQB: TRPXY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced it has entered a non-binding letter of intent with Cyntar Ventures Inc., an innovative company dedicated to the development and commercialization of advanced products and therapies in the psychoactive pharmaceutical sphere.

Any transaction between the parties remains subject to entry into a definitive agreement(s) and such agreement(s) may be subject to closing conditions, including regulatory approval. Subject to the negotiation of definitive agreement(s), Cyntar will be granted a distribution license, exclusive to Canada only, to distribute all of the proprietary product varieties relating to TheraPEA, subject to payment to Therapix of those amounts to be stipulated in the definitive agreement(s), including royalties from the gross profit of TheraPEA.

Therapix has a proprietary product called “TheraPEA” (CannAmide™) which has been issued a product license from Health Canada's Natural and Non-prescription Health Products Directorate (NNHPD) for the recommended use as an anti-inflammatory and to help relieve chronic pain.

Chronic pain is estimated to affect one-third to fifty percent of the world population, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for those living with a disability can be characterized by the presence of different kinds of pain. With the NNHPD license, Therapix has the ability to offer crucial and improved access to safe and beneficial non-opiate pain management products to patients in Canada.

CannAmide is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically, with external research and studies indicating that the compound may have a high safety profile with low or no abuse liability. Although numerous clinical trials have shown the favorable effect of PEA, as an analgesic agent it has low solubility.  Using its proprietary TheraPEA, Therapix offers an immediate release formulation to improve bioavailability.

About Therapix Biosciences (OTCQB: TRPXY):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, Therapix is using forward-looking statements when it discusses the signing of definitive agreement(s), its ability to offer crucial and improved access to safe and beneficial non-opiate pain management products to patients in Canada and the high safety profile and abuse liability of CannAmide. The transaction described here may never be consummated and definitive agreement(s) may not be executed, and, if executed, such agreement(s) may be subject to conditions before it can be completed. In addition, the market for products contemplated by the letter of intent is in a period of regulatory and business uncertainty and financial and business results from such businesses are uncertain. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Therapix’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com